CERTIFICATE OF FORMATION

OF

GPC US LLC

The undersigned authorized person, desiring to form a limited liability company pursuant to the Delaware Limited Liability Company Act, as amended, hereby certifies as follows:

FIRST. The name of the limited liability company is GPC US LLC (the "Company").

SECOND. The address of the Company's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The formation of the limited liability company will be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned, as authorized representative of the Company, has executed this Certificate of Formation as of October 26, 2017.

By:    /s/ Tracy Reeves
Tracy Reeves,
Authorized Representative

Step 3b – Formation of GPC US LLC